Deborah Sullivan
Assistant Vice President &
Assistant Counsel

October 22, 2002

VIA EDGAR
---------

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

         Re:      Oppenheimer Multi Cap Value Fund - File No. 811-21208
                  Withdrawal of Initial Registration Statement

Dear Madam/Sir:

                  This electronic (EDGAR) filing will serve to withdraw the above referenced initial registration statement. This initial registration statement was filed with the Securities and Exchange Commission
("Commission") on September 27, 2002, accession number 0000728889-02-000712, under the Investment Company Act of
1940 ("1940 Act").

                  Immediately upon the withdrawal of the above referenced initial registration statement, this registration statement will be re-filed with the Commission under the Securities Act of 1933 and the 1940 Act.

                  The SEC Staff is requested to address any comments on this filing to the undersigned at
(212) 323-0602.

                                                              Sincerely,

                                                              /s/ Deborah A. Sullivan

                                                              Deborah A. Sullivan
                                                              Assistant Vice President &
                                                              Assistant Counsel

I:\LEGAL\N1A\600_(Multi_Cap_Value)\2002\CvrLtr (registration withdrawal).doc